January 26, 2024

VIA EDGAR CORRESPONDENCE

Deborah O’Neal
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, DC  20549

Re: Response to Comments on POS AMI filing for the Allspring Macro Strategies Portfolio (the “Portfolio”), a series of Allspring Master Trust (the “Registrant”)

Dear Ms. O’Neal:

In response to your comments to the Registrant’s POS AMI filing made on November 17, 2023 (accession no. 0001087961-23-000011), please note the following responses:

Comments

1.
Comment:
You requested that we disclose that the Portfolio complies with the provisions of the Investment Company Act of 1940 (the “1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the controlled foreign corporation (“CFC”) in which the Portfolio expects to invest.

Response:
We respectfully decline to incorporate this disclosure. In complying with its fundamental and non-fundamental investment restrictions, the Portfolio will typically aggregate its direct investments with the CFC’s investments when testing for compliance with each investment restriction and the CFC will adopt many of the same fundamental and non-fundamental investment restrictions as the Portfolio. However, we note that the Portfolio will not aggregate exchange-traded commodity derivatives within its industry concentration testing as there is currently no industry-agreed classification system to assign commodities to industries and as such, it would be both subjective and difficult to assign certain commodities to an existing industry classification framework. In addition, we note that the CFC will independently “segregate” liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Portfolio segregates assets for, or offsets, similar transactions the Portfolio engages in directly.

 2.
Comment:
You requested that we disclose that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15 of the 1940 Act). You noted that the investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the Registrant’s registration statement. If the same person is the adviser to both the Portfolio and the CFC, then, for purposes of complying with Section 15(c), you note that the reviews of the Portfolio’s and the CFC’s investment advisory agreements may be combined.

Response:
We respectfully decline to incorporate this disclosure, as the CFC is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including the requirements in Section 15 of the 1940 Act. In addition, we respectfully note that Item 28(d) of Form N-1A would not require the filing of the CFC’s investment advisory contract as the CFC is not a registered investment company under the 1940 Act. Furthermore, we do not believe that the CFC’s investment advisory contract falls within the meaning of “Other Material Contracts” set forth in Item 28(h) of Form N-1A. Accordingly, the Portfolio has not included the CFC’s investment advisory contracts as an exhibit to the Registrant’s registration statement.

 3.
Comment:
You requested that we disclose that the CFC complies with provisions in the 1940 Act relating to affiliated transactions and custody (Section 17) and that we identify the custodian of the CFC, if any.

Response:
We respectfully decline to incorporate this disclosure, as the CFC is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including the provisions of Section 17 relating to affiliated transactions and custody. We confirm that custody of the CFC’s assets will be maintained in the United States with the Portfolio’s custodian or otherwise in accordance with Section 17(f) of the 1940 Act and the rules thereunder. State Street Bank & Trust Company serves as the custodian for both the Portfolio and the CFC.

 4.
Comment:
You requested that we disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Portfolio. You noted that the principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Response:
To the extent any principal investment strategies and principal risks of the CFC are deemed principal investment strategies and principal risks of the Portfolio on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in Part A of the Registrant’s Registration Statement with respect to the Portfolio.

 5.
Comment:
You requested that we confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Portfolio.

Response:
We confirm that the financial statements of the CFC will be consolidated with those of the Portfolio.

 6.
Comment:
You requested that we confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the Portfolio’s annual fund operating expenses tables; and (2) the CFC will agree to inspection by the SEC Staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response:
(1) We note that, as the Portfolio is registered only under the 1940 Act, the Portfolio is not required to comply with Item 3 of Form N-1A per General Instruction B(2)(b) and thus will not include an annual fund operating expense table in Part A of the Registrant’s Registration Statement; (2) we confirm that the CFC will consent to an examination of the CFC’s books and records by the SEC Staff to the same extent that the Portfolio’s books and records are subject to inspection by the SEC Staff, and that the CFC’s books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

7.
Comment:
You requested that in the portfolio manager biography table provided in Part A of the Registrant’s Registration Statement, we include, in addition to the year, the month in which each portfolio manager began serving as a portfolio manager for the Portfolio.

Response:
We respectfully decline to include this disclosure. We note that Item 5 of Form N-1A requires that the Registrant disclose the:

“…length of service (or year service began) of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” [emphasis added]

As such we believe that the current disclosure meets the requirements of Item 5.

8.          Comment:
 You requested that we add disclosure to the Portfolio’s principal investment strategy to indicate the maturity and credit quality of the debt securities in which the Portfolio invests.

             Response:
We have added disclosure to the Portfolio’s principal investment strategy to indicate that the Portfolio’s fixed income investments are not managed to any particular maturity, duration or credit quality parameters.

9.
Comment:
You requested that we consider ranking the Portfolio’s principal investment risks in order of importance.

Response:
We note that we have ordered the Portfolio’s principal risks to prioritize the most significant principal risks that are most likely to adversely affect the Portfolio’s net asset value, yield and total return and have included the remainder of the Portfolio principal risks in alphabetical order.

*                      *                      *                      *                      *

We will incorporate the changes outlined above based on your comments in the next POS AMI filing we make for the Portfolio, which we expect to coincide with the launch of operations of the Portfolio on or about March 11, 2024.

Please feel free to call me at (857) 990-1101 if you have any questions or comments with respect to this matter.

Sincerely,

Maureen Towle
Senior Counsel
WELLS FARGO FUNDS MANAGEMENT, LLC